September 23, 2014

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn:	Ms. Alison White

Re:	Guggenheim Variable Funds Trust (File Nos. 002-59353 and 811-02753) (the “Registrant”)

Dear Ms. White:

On behalf of the Registrant, we wish to respond by this letter to comments of the U.S. Securities and Exchange Commission (the “SEC” or “Commission”) staff on Post-Effective Amendment No. 78 to the registration statement of the Registrant filed pursuant to Rule 485(a)(2) under the Securities Act of 1933 on June 27, 2014 relating to Series Z (Alpha Opportunity Series), a series of the Registrant (the “Series”). The SEC staff’s comments were conveyed via a telephone conversation between you and Stephen T. Cohen and Amber C. Kopp of Dechert LLP on July 7, 2014. Throughout this letter, capitalized terms have the same meaning as in the filing, unless otherwise noted. A summary of the SEC staff’s comments, followed by the responses of the Registrant, is set forth below:

General Comment

1.	Comment: We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the SEC staff to be certain that they have provided all information investors require for an informed decision. Since the Registrant and its management are in possession of all facts relating to the Registrant’s disclosures, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the Registrant acknowledging that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosures in the filing;

•	SEC staff comments or changes to disclosure in response to SEC staff comments in the filing reviewed by the SEC staff do not foreclose the SEC from taking any action with respect to the filing; and

•	the Registrant may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Response:     We make the following representations:

•	the Registrant is responsible for the adequacy and accuracy of the disclosures in the filing;

•	SEC staff comments or changes to disclosure in response to SEC staff comments in the filings reviewed by the SEC staff do not foreclose the SEC from taking any action with respect to the filing; and

•	the Registrant may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any other person under the federal securities laws.

Comments Relating to the Prospectus

Comments Relating to Fees and Expenses of the Series

2.	Comment: With respect to the Series’ fee table, per Instruction 3(c)(iii) of Item 3 of Form N-1A, please ensure that the “Other Expenses” caption is subdivided into no more than three subcaptions.

Response:     We have implemented the requested change.

3.	Comment: Please define the term “Investment Manager” in footnote 1 of the fee table.

Response:     We have implemented the requested change.

Comments Relating to the Performance Information of the Series

4.	Comment: Please ensure that the performance information in the bar chart for the fiscal year ended 12/31/08 is correct, as it is inconsistent with a previous filing made pursuant to Rule 485(a).

Response:     We confirm that the information in the bar chart is correct.

5.	Comment: Please provide the best/worst quarter information required by Item 4(b)(2)(ii) of Form N-1A.

Response:     We have implemented the requested change.

Comments Specific to Descriptions of Principal Risks

6.	Comment: Please remove the second and third sentences in the first paragraph under the “Description of Principal Risks” section on page 9.

Response:     We have implemented the requested change.

7.	Comment: Please consider adding depositary receipt risk disclosure to the “Description of Principal Risks” section.

Response:     We have implemented the requested change.

Comment Relating to the Financial Highlights

8.	Comment: Please remove duplicative financial highlights information.

Response:     We have implemented the requested change.

Comment on the Back Cover

9.	Comment: Please remove the disclosure relating to “Family of Funds” on the back cover, as the phrase is not used elsewhere in the prospectus.

Response:     We have implemented the requested change.

Comment Relating to the SAI

Comment Relating to the Investment Restrictions

10.	Comment: Please specify that the fundamental policy regarding industry concentration means that the Series may not purchase the securities of any issuer if, as a result, more than 25% of the Series’ total assets would be invested in the securities of companies whose principal business activities are in the same industry.

Response:     We have implemented the requested change.

*         *         *

Please call Julien Bourgeois at Dechert LLP at 202.261.3451 or Stephen T. Cohen at Dechert LLP at 202.261.3304 with any questions or comments regarding this letter, or if they may assist you in any way.

Very truly yours,

/s/ Amy J. Lee

Amy J. Lee

Secretary and Senior Vice President

Security Investors, LLC

3